Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Summary

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

United Mexican States

	2005(1)		2006(1)		2007(1)		2008(1)		2009(1)		First six months of 2010(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	9,531,137	Ps.	10,644,754	Ps.	11,554,314	Ps.	12,279,535	Ps.	12,282,672	Ps.	12,568,243
Real(3)	Ps.	8,113,679	Ps.	8,513,900	Ps.	8,798,342	Ps.	8,929,455	Ps.	8,345,648	Ps.	8,556,015
Real GDP growth		3.2%		4.9%		3.3%		1.5%		(6.5)%		5.9%
Increase in national consumer price index		3.3%		4.1%		3.8%		6.5%		3.6%		1.4%
Merchandise export growth(4)		14.0%		16.7%		8.8%		7.2%		(21.1)%		36.3%
Non-oil merchandise export growth(4)		11.0%		15.7%		8.5%		5.2%		(17.4)%		34.1%
Oil export growth		34.8%		22.4%		10.2%		17.7%		(39.0)%		51.7%
Oil exports as % of merchandise exports(4)		14.9%		15.6%		15.8%		17.4%		13.5%		13.7%
Balance of payments:
Current account		$(4,872)		$(4,776)		$(8,673)		$(16,223)		$(5,721)		$(1,222)
Trade balance		$(7,587)		$(6,133)		$(10,074)		$(17,261)		$(4,602)		$(312)
Capital account		$14,812		$(2,369)		$21,084		$25,675		$17,086		$16,450
Change in total reserves(5)		$7,173		$(989)		$10,311		$7,450		$5,397		$10,527
International reserves (end of period)(6)		$68,669		$67,680		$77,991		$85,441		$90,838		$101,365
Net international assets(7)		$74,115		$76,304		$87,235		$95,232		$99,870		$105,596
Ps./$ representative market exchange rate (end of period)(8)		10.6344		10.8116		10.9157		13.8325		13.0659		12.8441
28-day Cetes (Treasury bill) rate (% per annum)(9)		9.2%		7.2%		7.2%		7.7%		5.4%		4.5%
Unemployment rate (end of period)		2.8%		3.5%		3.4%		4.3%		4.8%		5.0%

	2005(3)		2006(3)		2007(3)		2008(3)		2009(1) (3)		First six months of 2010(1)		Budget 2010(10)
	(in millions of pesos, except percentages)
Public Finance(11)
Budgetary public sector revenues	Ps.	1,708,661	Ps.	1,856,654	Ps.	1,952,027	Ps.	2,106,417	Ps.	1,989,392	Ps.	961,619	Ps.	1,862,215
As % of GDP		21.1%		21.8%		22.2%		23.6%		23.8%		22.0%		21.9%
Budgetary public sector expenditures	Ps.	1,717,605	Ps.	1,849,779	Ps.	1,949,450	Ps.	2,115,018	Ps.	2,181,251	Ps.	1,038,228	Ps.	2,097,489
As % of GDP		21.2%		21.7%		22.2%		23.7%		26.1%		23.7%		24.6%
Public sector balance as % of GDP(12)		(0.1)%		0.1%		0.0%		(0.1)%		(2.3)%		(1.6)%		(2.8)%
Primary balance as % of GDP(12)		2.2%		2.5%		2.2%		1.8%		(0.1)%		0.5%		(0.5)%
Operational balance as % of GDP(12)		0.3%		0.6%		0.6%		1.0%		(1.6)%		(0.5)%		(2.1)%

	December 31,										June 30, 2010(1)
	2005		2006		2007		2008		2009(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,788.3	Ps.	2,332.7	Ps.	2,471.3	Ps.	2,602.2
Gross external public debt(15)		$71.7		$54.8		$55.4		$56.9		$96.4		$96.2
Long-term		$70.9		$53.9		$54.4		$55.7		$94.6		$94.3
Short-term		$0.8		$0.8		$0.9		$1.3		$1.8		$1.9
Public debt as % of nominal GDP:
Net internal public debt(14)		12.2%		14.4%		15.1%		19.2%		19.6%		20.1
Gross external public debt(15)		7.9%		5.5%		5.1%		6.3%		10.0%		9.4
Total public debt as % of nominal GDP		20.1%		19.9%		20.2%		25.5%		29.6%		29.5
Interest on external public debt as % of merchandise exports(4)		3.3%		2.9%		2.5%		2.1%		2.3%		1.8%

Note: Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.
(2)	Annualized.
(3)	Constant pesos with purchasing power as of December 31, 2003.
(4)	Merchandise export figures include in-bond industry and exclude tourism.
(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.
(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 and in the Programa Económico 2010 (Economic Program 2010), and do not reflect actual results for 2009 or updated estimates of Mexico’s 2010 economic results. Percentages of GDP were calculated with a GDP projection made in 2009 using the method of calculation in effect since April 2008.
(11)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.
(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General Measures of Fiscal Balance,” in Mexico’s annual report for 2008. Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.
(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.
(15)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at June 30, 2010, (b) external borrowings by the public sector after June 30, 2010, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

Source: Ministry of Finance and Public Credit.

Form of Government

On July 4, 2010, local elections for 12 of the 31 Mexican state governorships were held. The Partido Acción Nacional (National Action Party, or “PAN”) holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or “PRD”) holds four state governorships, as well as the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone)—an alliance formed by the PRD, the Labor Party and the Convergencia (Convergence Party)—holds one state governorship. The Partido Revolucionario Institucional (Institutional Revolutionary Party, or “PRI”) holds the remaining 19 state governorships.

The Economy

Gross Domestic Product

According to preliminary figures, GDP grew by 5.9% in real terms during the first six months of 2010, as compared with the same period of 2009. The agriculture, forestry, fishing and hunting sector grew by 1.8%; the mining sector grew by 4.1%; the utilities sector grew by 2.2%; the manufacturing sector grew by 11.6%; the wholesale and retail trade sector grew by 16.1%; the transportation and warehousing sector grew by 8.3%; the information sector grew by 5.0%; the finance and insurance sector grew by 3.2%; the real estate, rental and leasing sector grew by 1.5%; administrative and support and waste management and remediation services grew by 0.3%; education services grew by 6.2%; arts, entertainment and recreation grew by 0.1%; accommodation and food services grew by 4.3%; and public administration grew by 4.7%, each in real terms as compared to the first six months of 2009. However, the construction sector decreased by 2.7%; professional, scientific and technical services decreased by 4.1%; management of companies and enterprises decreased by 2.6%; health care and social assistance decreased by 5.1%; and other services (except public administration) decreased by 1.4%, each in real terms as compared to the first six months of 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First six months of 2010(1) (2)
GDP (constant 2003 prices)	3.2%	4.9%	3.3%	1.5%	(6.5)%	5.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.4	1.2	1.8	1.8
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(1.4)	1.0	4.1
Utilities	2.0	12.2	3.7	(2.3)	1.2	2.2
Construction	3.9	7.8	4.4	0.6	(7.5)	(2.7)
Manufacturing	3.6	5.9	1.7	(0.6)	(10.2)	11.6
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.2	(14.5)	16.1
Transportation and warehousing	3.6	5.8	3.7	0.1	(8.1)	8.3
Information	8.6	10.7	11.6	8.0	1.6	5.0
Finance and insurance	22.9	9.7	17.3	18.6	(3.8)	3.2
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(5.3)	1.5
Professional, scientific and technical services	3.6	3.0	3.1	3.1	(5.7)	(4.1)
Management of companies and enterprises	4.8	20.1	(3.1)	(3.1)	(3.7)	(2.6)
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(5.4)	0.3
Education services	2.1	0.1	1.8	1.6	(4.5)	6.2
Health care and social assistance	1.8	7.8	2.5	(1.1)	(0.1)	(5.1)
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(2.3)	0.1
Accommodation and food services	0.8	1.6	2.6	0.9	(9.6)	4.3
Other services (except public administration)	2.2	3.3	3.9	0.6	(2.7)	(1.4)
Public administration	2.1	0.1	2.1	1.2	3.7	4.7

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	Figures for the first six months of 2010 are annualized and compared to the same period of 2009.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

For the first eight months of 2010, inflation was 1.9%, 0.1 percentage points higher than for the same period of 2009.

Unemployment Rate

At August 31, 2010, the unemployment rate was 5.4%, as compared to an unemployment rate of 4.8% at December 31, 2009.

Interest Rates

During the first nine months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.7% and on 91-day Cetes of 5.8% during the same period of 2009. On September 30, 2010, the 28-day Cetes rate was 4.4% and the 91-day Cetes rate was 4.6%.

Principal Sectors of the Economy

Tourism Sector

During the first seven months of 2010, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $7.5 billion, representing an 8.2% increase as compared to the same period of 2009. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $6.0 billion in the first seven months of 2010, an 11.2% increase as compared to the same period of 2009. The number of tourists to the interior of Mexico in the first six months of 2010 totaled 8.1 million, a 13.2% increase as compared to the same period of 2009. The average expenditure per tourist to the interior of Mexico decreased by 1.8%, to U.S. $744.2, as compared to the same period of 2009. During the first seven months of 2010, expenditures by Mexican tourists abroad amounted to U.S. $2.3 billion, a 6.2% increase as compared to the same period of 2009, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $4.1 billion. The tourism balance recorded a surplus of U.S. $3.4 billion in the first seven months of 2010, an increase of 14.0% from the U.S. $3.0 billion surplus recorded in the same period of 2009.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

At August 31, 2010, the M1 money supply increased by 7.2% in real terms, as compared to the M1 money supply at August 31, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at August 31, 2010 increased by 7.7% in real terms, as compared to August 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at August 31, 2010 was 9.1% greater in real terms than the amount of checking account deposits denominated in pesos at August 31, 2009.

At August 31, 2010, financial savings were 9.1% greater in real terms than financial savings at August 31, 2009. Savings generated by Mexican residents were 5.7% greater in real terms and savings generated by non-residents were 68.9% greater in real terms at August 31, 2010 than their respective levels at August 31, 2009.

At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At October 1, 2010, the monetary base totaled Ps. 589.9 billion, a 6.7% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009, due to lower demand for bills and coins held by the public. This decrease is consistent with the normal cycle of the monetary base, which tends to contract in the early part of each year and expand during the latter part of each year.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of October 1, 2010, the overnight funding rate remained at 4.50%.

The Securities Market

At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At October 1, 2010, the Mexican Stock Market Index stood at 33,807.5 points, representing a 5.3% increase from the level at December 31, 2009.

Banking Supervision and Support

At July 31, 2010, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 54,805 million, as compared with Ps. 60,566 million at December 31, 2009. The total loan portfolio of the banking system increased by 1.1% in real terms during the first seven months of 2010, as compared with December 31, 2009. The past-due loan ratio of commercial banks was 2.7% at July 31, 2010, as compared with the 3.1% past-due loan ratio at December 31, 2009. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 99,999 million at July 30, 2010, as compared with Ps. 105,301 million at December 31, 2009. At this level, commercial banks had reserves covering 182.5% of their past-due loans at July 31, 2010, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eight months of 2010, Mexico registered a trade deficit of U.S. $1.4 billion, as compared with a trade deficit of U.S. $3.7 billion for the same period of 2009. Merchandise exports increased by 35.6% during the first eight months of 2010 to U.S. $191.5 billion, as compared to U.S. $141.3 billion for the same period of 2009. During the first eight months of 2010, petroleum exports increased by 42.8%, while non-petroleum exports increased by 34.5%, each as compared with the petroleum and non-petroleum export totals, respectively, of the same period of 2009. Exports of manufactured goods, which represented 82.4% of total merchandise exports, increased by 35.2% during the first eight months of 2010, as compared with exports of manufactured goods during the same period of 2009.

According to preliminary figures, during the first eight months of 2010, total imports increased by 33.1% to U.S. $192.9 billion, as compared to U.S. $145.0 billion for the same period of 2009. During the first eight months of 2010, imports of intermediate goods increased by 40.3%, imports of capital goods decreased by 3.0% and imports of consumer goods increased by 30.0%, each as compared to imports in the same period of 2009.

Balance of International Payments

According to preliminary figures, during the first six months of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $1.2 billion, as compared to a deficit of U.S. $1.7 billion for the same period of 2009. The capital account registered a U.S. $16.5 billion surplus in the first six months of 2010, as compared with a U.S. $5.2 billion deficit in the same period of 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $28.2 billion during the first six months of 2010, and was composed of foreign direct investment totaling U.S. $12.2 billion and net foreign portfolio investment inflows totaling U.S. $16.0 billion.

At September 24, 2010, Mexico’s international reserves totaled U.S. $108.0 billion, an increase of U.S. $17.2 billion as compared to international reserves at December 31, 2009. At September 24, 2010, the net international assets of Banco de México totaled U.S. $112.1 billion, an increase of U.S. $12.3 billion as compared to net international assets at December 31, 2009.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to September 30, 2010, Banco de México auctioned an aggregate of U.S. $4.8 billion in options through this mechanism, and, as of September 30, 2010, Banco de México had purchased an aggregate of U.S. $3.4 billion from holders upon the exercise of these options.

Direct Foreign Investment in Mexico

According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.2 billion during the first six months of 2010, and was composed of direct foreign investment of U.S. $12.2 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $16.0 billion.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009. During 2009, the monthly average peso/dollar exchange rate was Ps. 13.5076 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on October 1, 2010 (which took effect on the second business day thereafter) was Ps. 12.551= U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures for the year ended December 31, 2009, the public sector registered a deficit of Ps. 274.5 billion, equivalent to approximately 2.3% of GDP, which exceeded the approved budgetary deficit by Ps. 47.0 billion, due to (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP.

According to preliminary figures, during 2009, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt registered a deficit of Ps. 10.6 billion, as compared to a surplus of Ps. 216.5 billion recorded in 2008. This was mainly due to the elimination of the Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) program, as a result of which investment expenditures by budgetary entities are now recognized when incurred.

According to preliminary figures, during the first six months of 2010, the public sector balance recorded a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion in the same period of 2009. Excluding physical investments by PEMEX, there was a public surplus of Ps. 13.8 billion, an increase of Ps. 2.8 billion as compared to the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008, as a result of a 21.4% decrease in oil revenues, which was caused by lower volume and price of crude oil exports, as well as a 13.6% decrease in non-oil tax revenues due to the general slowdown of the Mexican economy, as discussed under “The Economy—Gross Domestic Product” above. The decreased oil revenues were only partially offset by an increase in non-oil revenues by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, increased from approximately 5.2% of total public sector budgetary revenues during 2008 to approximately 13.6% at the end of 2009. Oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $57.44 per barrel in 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.5% in 2009.

According to preliminary figures, during the first six months of 2010, public sector budgetary revenues increased by 0.9% in real terms as compared to the same period of 2009, due to a 9.5% increase in oil revenues and a 12.1% increase in non-oil tax revenues, both in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, decreased to approximately 4.1% during the first six months of 2010 from approximately 11.7% during the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008, mainly due to the increased expenditures by PEMEX described above and the Government’s economic stimulus program. During 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.

According to preliminary figures, during the first six months of 2010, public sector budgetary expenditures increased by 1.0% in real terms from the amount for the corresponding period of 2009. In the first six months of 2010, public sector financing costs decreased by 8.1% in real terms, as compared to the same period of 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during the first six months of 2010.

At June 30, 2010, the balance of the Oil Revenues Stabilization Fund totaled Ps. 26.6 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the balance of the Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos totaled Ps. 11.1 billion and the balance of the Fund to Support Pension Restructuring totaled Ps. 59.3 billion.

The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2009 and for the first six months of 2010, as well as the projected revenues set forth in the 2010 Budget.

Public Sector Budgetary Revenues

	2005	2006	2007	2008(1)	2009(1)	First six months of 2010(1)	2010 Budget(2)
	(in billions of pesos)(3)

Budgetary revenues	Ps. 1,708.7	Ps. 1,856.7	Ps. 1,952.0	Ps. 2,106.4	Ps. 1,989.4	Ps. 959.3	Ps. 1,862.2
Federal government	1,239.1	1,278.6	1,343.8	1,509.3	1,412.6	704.6	1,327.9
Taxes	711.0	730.1	787.4	732.3	797.6	442.5	872.7
Income tax	337.3	367.5	414.0	413.1	377.2	221.8	426.7
Value-added tax	279.3	312.2	321.2	336.7	288.0	169.9	323.3
Excise taxes	43.5	(4.3)	(5.3)	(123.9)	35.7	(3.7)	33.3
Import duties	23.5	26.0	25.3	26.3	21.3	7.9	18.6
Export duties	—	—	—	—	—	`—	—
Luxury goods and services	—	—	—	—	—	—	—
Other	27.3	28.6	32.3	80.1	75.4	46.6	70.8
Non-tax revenue	528.1	548.5	556.4	777.0	615.0	262.1	455.3
Fees and tolls	429.0	490.5	450.8	688.1	365.7	234.2	384.3
Rents, interest and proceeds of assets sales	6.4	5.7	5.3	5.1	4.7	1.4	4.0
Fines and surcharges	92.6	52.2	100.3	83.9	244.6	26.5	66.9
Other	—	—	—	—	—	—	—
Public enterprises and agencies	469.6	578.1	608.2	597.1	576.7	254.7	534.3
PEMEX	162.7	260.5	294.4	266.9	269.7	108.1	239.6
Others	306.8	317.5	313.9	330.2	307.0	146.7	294.7

Note: Totals may differ due to rounding.

(1)	Preliminary.
(2)	Budgetary estimates as of December 2009. Budgetary estimates were converted into constant pesos using the GDP deflator for 2010, estimated as of December 2009.
(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

The following table shows the composition of public sector budgetary expenditures for each of the five fiscal years ended December 31, 2009, and the projected expenditures set forth in the 2010 budget.

Public Sector Budgetary Expenditures

	2005	2006	2007	2008	2009(1)	First six months of 2010(1)	2010 Budget(2)
	(in billions of constant pesos(3))

Budgetary expenditures	Ps. 1,717.6	Ps. 1,849.8	Ps. 1,949.4	Ps. 2,115.0	Ps. 2,181.3	Ps. 1,035.8	Ps. 2,097.5
Current expenditures	1,478.2	1,588.5	1,631.4	1,723.3	1,752.9	868.8	1,725.6
Salaries	256.7	269.4	307.4	310.9	326.9	152.5	333.8
Federal Government	76.0	84.3	112.9	120.0	555.0	61.5	151.3
Public agencies	180.7	185.1	194.5	190.9	195.6	91.0	182.5
Interest	184.4	205.1	187.6	167.2	185.6	90.2	197.0
Federal Government	151.3	157.8	148.2	147.3	163.3	76.2	164.2
Public agencies	33.1	47.3	39.5	19.9	22.3	13.9	32.8
Current transfers, net	448.2	457.3	444.7	484.1	504.5	256.6	473.7
Total	585.2	602.3	614.4	660.5	693.0	355.5	627.6
To public sector	137.0	145.0	169.7	176.4	188.5	98.9	153.9
States’ revenue sharing	244.6	270.1	261.3	311.8	265.3	155.5	294.0
Acquisitions	121.3	130.5	130.8	162.2	134.6	54.2	118.1
Federal Government	6.4	7.3	10.0	12.7	12.7	4.8	20.3
Public agencies	114.9	123.2	120.8	149.5	121.9	49.5	97.8
Other current expenditures	223.0	256.1	299.6	287.3	336.0	159.8	309.0
Federal Government	41.7	63.4	93.0	72.2	95.8	50.6	113.3
Public agencies	181.3	192.7	206.6	215.1	240.2	109.3	195.6
Capital expenditures	239.4	261.2	318.0	391.7	428.4	167.0	389.2
Federal Government	161.6	188.3	251.9	283.4	218.4	79.3	190.2
Public agencies	77.8	72.9	66.1	108.2	210.0	87.7	199.0
Payments due in previous years	—	—	—	—	—	—	(17.3)

Note: Totals may differ due to rounding.

(1)	Preliminary.
(2)	Budgetary estimates as of December 2009. Budgetary estimates were converted into constant pesos using the GDP deflator for 2010 estimated as of December 2009.
(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

2010 Budget and Fiscal Package

On September 8, 2009, the Federal Executive Office submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.

On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.

The 2010 Budget, as approved by the Mexican Congress, contemplates an overall public sector budget deficit (excluding PEMEX’s physical investments) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investments) is equivalent to 2.8% of GDP.

The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.

The 2010 Budget permits the Mexican Government to increase education expenditures by 2.5%, social security expenditures by 18.4%, social assistance expenditures by 17.0%, transportation and communications expenditures by 3.7% and sustainable development expenditures by 14.9%, each as compared with the 2009 budget.

The preliminary results for 2008, 2009 and the first six months of 2010, as well as the budget assumptions and targets for the 2009 and 2010 budgets, are presented below.

2008, 2009 and First Six Months of 2010 Results;

2009 and 2010 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	2009 Budget(3)	2010 Budget(6)		First Six Months of 2010 Results(2)
Real GDP growth (%)	1.5%	(6.5)%	1.8%	3.9	%(7)	5.9%
Increase in the national consumer price index (%)	6.5%	3.6%	3.8%	3.3%		1.4%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.38	$57.44	$70.00 (4)	$59.00	(4)	$70.67
Current account deficit as % of GDP	1.5%	0.7%	n.a.	n.a.		0.1%
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	11.7	13.8		12.7
Average rate on 28-day Cetes (%)	7.9%	5.5%	8.0%	4.5%		4.6%
Public sector balance as % of GDP(5)	(0.1)%	(2.3)%	(1.8)%	(0.7)%		(1.6)%
Primary balance as % of GDP(5)	1.8%	(0.1)%	0.5%	(0.5)%		0.5%

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	2009 budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.
(4)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was U.S. $70.00 in the fiscal year 2009 and U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.
(5)	Excluding physical investments by PEMEX.
(6)	2010 budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.
(7)	On June 18, 2010, the Ministry of Finance and Public Credit announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first six months of 2010, the public sector overall balance registered a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion during the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 13.8 billion, Ps. 2.1 billion lower than the Ps. 15.9 billion surplus registered for the same period of 2009. The primary balance registered a surplus of Ps. 29.5 billion for the first six months of 2010, as compared with the surplus of Ps. 44.2 billion registered for the same period of 2009.